SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of December 22, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  December 22, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer






              CORPORACION DURANGO ANNOUNCES SALE OF PLANT
                       LOCATED IN SAN LUIS POTOSI

Durango, Dgo., Mexico.- Corporacion Durango, S.A. de C.V. (NYSE: CDG
 / BMV: CODUSA) (the Company), the largest integrated paper producer in Mexico, announced that as part of its overall financial and operation restructuring process, it has divested certain non-strategic assets, including one of the plants of its subsidiary, Grupo Pipsamex, S.A. de C.V. (Pipsamex), located in
San Luis Potosi (the Pronal Plant). The Pronal Plant was not in continuous production and only operated at partial capacity producing certain types of paper. It contributed approximately 1% of the income of Pipsamex. The Company notes that the production of some of the types of paper produced at the Pronal Plant will continue to be produced within other sectors of the Pipsamex production network, using modern technology.


This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.